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                                                                         EXH. 99

                             OGLEBAY NORTON COMPANY

                                      NEWS
                              FOR IMMEDIATE RELEASE

                                                         FOR FURTHER INFORMATION
                                                         CONTACT JEFFREY S. GRAY
                                                                  (216) 861-8736

CLEVELAND, OHIO
APRIL 29, 1998

         OGLEBAY NORTON REPORTS IMPROVED REVENUES IN THE FIRST QUARTER; EARNINGS OFF DUE TO 1997 NON-RECURRING GAINS AND INDUSTRIAL SANDS SOFTNESS

         Oglebay Norton Company (NASDAQ:OGLE) today announced improved revenues in the first quarter ended March 31, 1998.

         Revenues of $14,308,000 for the first quarter were up 12 percent from $12,785,000 in the first quarter of 1997. Marine Transportation revenues increased due to the division's ability to complete winter maintenance work on its fleet of vessels in record time and as a result of the very mild winter on the Great Lakes. Revenues from Industrial Sands decreased compared with the year-ago record quarter due to adverse weather conditions in Southern California and reduced oil-field demand for the Company's frac sand.

         For the 1998 first quarter, the Company recorded a net loss of $220,000, or $.05 per share, compared with net income of $853,000, or $.18 per share, in the same year-ago period. Net income for the first quarter of 1997 included pre-tax gains of $762,000 primarily on the sale of marketable securities. Excluding these gains, the Company would have recorded 1997 net income of $358,000, or $.07 per share.

         "Our operating performance represents a solid first quarter for Oglebay Norton," said John N. Lauer, president and chief executive officer. "We had expected a larger seasonal loss, but for the first time in the Company's history, our Marine Transportation division recorded a profit in the opening quarter of the year.


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         "Additionally, our recently announced acquisitions demonstrate Oglebay
Norton's commitment to accelerate growth in selected industries in which we can achieve or strengthen a market leadership position. We continue to pursue acquisition opportunities in industrial sands as we further our growth efforts in this business segment, and we are actively evaluating strategic opportunities in other areas as well."

         In early March, Oglebay Norton completed its acquisition of Colorado Silica Sand, Inc. located in Colorado Springs. On April 28, 1998, the Company completed its purchase of Port Inland limestone facilities in the Upper Peninsula of Michigan. Combined, these two operations recorded 1997 revenues in excess of $25 million.

         In addition to these acquisitions, Oglebay Norton initiated a tender offer on April 24, 1998, for all shares of Global Stone Corporation, a Canadian-based limestone and lime producer with annual revenues of approximately $125 million (U.S.) from operations in both Canada and the United States. The offer is set to expire at midnight on May 15, 1998, unless extended by Oglebay Norton before that time.

         "These strategic actions taken by Oglebay Norton illustrate our focus in 1998 on building shareholder value," noted Lauer. "As a consequence, quarterly earnings for Oglebay Norton will not necessarily be indicative of the Company's true enterprise value."

         The Company also said that it will defer mailing the proxy/prospectus with respect to its proposed holding company reorganization until after its recently announced tender offer for Global Stone has been concluded. The Company has filed a preliminary proxy/prospectus seeking shareholder approval to create an Ohio-based holding company structure and to increase authorized shares from 10 million to 30 million. Lauer stated, "Given the timing of our tender offer and the related shareholder and regulatory approval timetables, we will hold the annual meeting as soon as practicable after the tender offer for Global Stone has concluded."

         In other action, Oglebay Norton Company's Board of Directors declared a regular dividend of $0.20 per share, payable on June 30, 1998, to stockholders of record on June 8, 1998.

         Oglebay Norton Company is a Cleveland, Ohio-based company engaged in Great Lakes marine transportation and material handling, and the mining and marketing of industrial sands and limestone. It serves the steel, oil and gas, ceramic, chemical, glass, paper, electric utility and construction industries. The Company recorded revenues from continuing operations of $145 million for the year ended December 31, 1997.


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CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
Oglebay Norton Company and Subsidiaries

                                                                          Three Months Ended
                                                                               March 31

(000'S EXCEPT PER SHARE AMOUNTS)                                         1998             1997
------------------------------------------------------------------------------------------------
NET SALES AND OPERATING REVENUES                                       $ 14,308         $ 12,785

COSTS AND EXPENSES
Cost of goods sold and operating expenses                                 9,099            7,781
Depreciation and amortization                                               961              776
General, administrative and selling expenses                              3,795            3,321
                                                                       --------         --------
                                                                         13,855           11,878
                                                                       --------         --------
    INCOME FROM OPERATIONS                                                  453              907

Gain on sale of assets                                                       16              762
Interest, dividends and other income                                        478              569
Interest expense                                                           (781)            (544)
Other expense                                                              (486)            (664)
                                                                       --------         --------
    INCOME (LOSS) FROM CONTINUING OPERATIONS
       BEFORE INCOME TAXES                                                 (320)           1,030
Income taxes                                                               (100)             278
                                                                       --------         --------
    INCOME (LOSS) FROM CONTINUING OPERATIONS                           $   (220)        $    752
Income from discontinued operations                                         -0-              101
                                                                       --------         --------
    NET INCOME (LOSS)                                                  $   (220)        $    853
                                                                       ========         ========
    PER SHARE AMOUNTS:
      Continuing operations                                            $   (.05)        $    .16
      Discontinued operations                                               -0-              .02
                                                                       --------         --------
      Net income (loss) per share - basic and assuming dilution        $   (.05)        $    .18
                                                                       ========         ========
Average number of shares                                                  4,764            4,817
Average number of shares adjusted for basic                               4,767            4,817
Average number of shares assuming dilution                                4,784            4,842